Filed by Momentive Global Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No: 001-38664

The following communication was first made available on February 3, 2022 to stockholders of Momentive Global Inc.

Momentive Files Investor Presentation Outlining Significant Opportunities for

Accelerated Growth and Value Creation through Combination with Zendesk

Mails Letter to Stockholders Reiterating Recommendation to Vote “FOR”

All Proposals Relating to the Zendesk Transaction

SAN MATEO, Calif. – February 03, 2022 – Momentive Global (NASDAQ: MNTV), an agile experience management company (formerly SurveyMonkey), today announced that it has filed an investor presentation with the Securities and Exchange Commission (the “SEC”), which outlines the deep strategic rationale and significant opportunities to deliver compelling value for stockholders through its proposed transaction with Zendesk, Inc. (NYSE: ZEN). The presentation can also be found on the Company’s investor relations website: https://investor.momentive.ai/home/default.aspx.

Momentive also today mailed a letter to stockholders in connection with the upcoming Special Meeting of Stockholders (the “Special Meeting”), which has been called to approve the Company’s combination with Zendesk.

The Momentive Board of Directors continues to unanimously recommend that Momentive stockholders vote on the WHITE proxy card “FOR” all proposals relating to the proposed transaction with Zendesk ahead of the Special Meeting, which has been scheduled for February 25, 2022.

The full text of the letter that was mailed to stockholders is as follows:

Dear Fellow Momentive Stockholder:

At Momentive’s Special Meeting of Stockholders (the “Special Meeting”), which is scheduled to be held on February 25th, you will have the opportunity to vote on Momentive’s transaction with Zendesk. The Momentive Board of Directors is confident that the combination with Zendesk provides significant value for Momentive stockholders given the meaningful opportunities for increased growth and profitability as part of a combined organization.

The Momentive Board unanimously recommends that stockholders vote on the WHITE proxy card “FOR” all proposals relating to the proposed transaction with Zendesk today.

Combining with Zendesk Maximizes Value Creation Opportunities for Momentive Stockholders

Together, Zendesk and Momentive will address a larger market with a more differentiated offering. The combined company will deliver higher revenue growth at a significantly larger revenue scale with greater profitability. The result: compelling value and upside participation for Momentive stockholders, who will own approximately 22% of the combined company.

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Stronger competitive differentiation in larger global market: Zendesk and Momentive are uniquely suited to deliver a highly differentiated customer intelligence platform that no other software vendor currently provides. Combining Zendesk’s customer service platform with Momentive’s first-party insights data will unlock new, actionable intelligence for customers, enabling businesses to both win new customers and deepen existing customer relationships. Further, the combined company is expected to more than double Momentive’s existing addressable market from ~$81 billion to $165 billion globally, and grow at an accelerated long-term rate. With Zendesk, Momentive will be a more productive business with larger scale in an extensive global market.

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Higher revenue growth: Through this highly accretive transaction, Momentive and Zendesk together expect the combined company to generate revenue at a 27% compound annual growth rate from 2021 to 2025.[1]

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Larger scale with greater profitability: By 2025, the combined company is expected to generate $4.6 billion in revenue. The benefits of scale translate to greater profitability – the combined company expects to achieve 14 to 16% 2025E non-GAAP operating margin.[1]

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Compelling value for Momentive stockholders: The transaction structure provides upside participation for Momentive stockholders. The exchange ratio of 0.225 represents a greater than 30% premium to one-month, three-month, and one-year unaffected historical exchange ratios.[2] The transaction remains consistent with the premiums and forward revenue multiples associated with precedent M&A transactions. As supported by discounted cash flow valuation analyses prepared by Momentive’s independent financial advisors, the intrinsic value of Momentive’s ownership in the combined company represents more than $35 per share – a highly attractive 22% premium compared to Momentive’s standalone plan.[3]

[1]	Based on Zendesk management projections.
[2]	Based on the unaffected historical exchange ratio of Momentive and Zendesk over the last year preceding October 6, 2021.
[3]

Intrinsic value represents discounted cash flow value prepared by Momentive’s independent financial advisors in connection with the Momentive Board of Directors’ approval of the transaction. Please refer to the Company’s proxy statements on file with the SEC for important information on the financial projections and risks considered by the Board of Directors, and the financial analysis used by Momentive’s financial advisors.

Combining with Zendesk delivers significant value for our stockholders through greater scale, faster growth, and increased profitability. The transaction will deliver many compelling financial benefits that Momentive would otherwise not be able to achieve on its own.

Vote to Support Momentive’s Value Enhancing Transaction with Zendesk Today

The Momentive Board unanimously recommends that Momentive stockholders vote in favor of the transaction with Zendesk.

Your vote is extremely important, no matter how many shares you own. Please take a moment to vote “FOR” the proposals set forth on the enclosed WHITE proxy card today – by internet, telephone toll-free or by signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided.

If you have any questions or need assistance voting your shares, please contact Innisfree M&A Incorporated, our proxy solicitor, by calling toll-free at (877) 825-8772 (from the U.S. and Canada) or (212) 750-5833 (from other locations).

Thank you for your continued support of Momentive.

Sincerely,

The Momentive Board of Directors

About Momentive

Momentive (NASDAQ: MNTV—formerly SurveyMonkey) is a leader in agile experience management, delivering powerful, purpose-built solutions that bring together the best parts of humanity and technology to redefine AI. Momentive products, including GetFeedback, SurveyMonkey, and Momentive brand and market insights solutions, empower decision-makers at 345,000 organizations worldwide to shape exceptional experiences. More than 20 million active users rely on Momentive to fuel market insights, brand insights, employee experience, customer experience, and product experience. Ultimately, the company’s vision is to raise the bar for human experiences by amplifying individual voices. Learn more at momentive.ai.

Forward-Looking Statements

This communication may contain forward-looking statements, including about the completion of the proposed acquisition of Momentive by Zendesk (the “Transaction”), the financial outlook, growth, products and strategy of Momentive and the combined company following the Transaction and the potential synergies and other benefits of the Transaction. The achievement of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, actual results and outcomes could differ materially from the results and outcomes expressed or implied by the forward-looking statements Momentive makes.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation: the possibility that the conditions to the closing of the Transaction are not satisfied on a timely basis or at all, including the risk that required approvals from Momentive’s and Zendesk’s respective stockholders for the Transaction are not obtained; current or future litigation relating to the Transaction and the resulting expense or delay; uncertainties as to the occurrence or timing of the consummation of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Momentive or Zendesk to terminate the Transaction; adverse effects of failing to consummate or terminating the Transaction on Momentive’s and Zendesk’s businesses; difficulties and delays in integrating Momentive’s and Zendesk’s businesses following the Transaction; prevailing economic, market or business conditions or competition, or changes in such conditions, negatively affecting Momentive’s and Zendesk’s businesses and the business of the combined company following the Transaction; the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; risks that the Transaction disrupts Momentive’s or Zendesk’s current plans and operations; the failure to realize anticipated synergies and other anticipated benefits of the Transaction when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; the effect of the announcement of the Transaction on the ability of Momentive or Zendesk to retain and hire key personnel; the diversion of the attention of the respective management teams of Momentive and Zendesk from their respective ongoing business operations; and risks relating to the market value of Zendesk’s common stock to be issued in the Transaction.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Zendesk’s and Momentive’s publicly filed documents, including Momentive’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, and Zendesk’s Quarterly Report on Form 10-Q for the period ended September 30, 2021. Zendesk and Momentive caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make, except as required by applicable law.

Additional Information and Where to Find It

In connection with the Transaction, Zendesk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of Zendesk and Momentive and that also constitutes a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the Transaction (the “joint proxy statement/prospectus”). The registration statement was declared effective on January 7, 2022 and the definitive joint proxy statement/prospectus was sent to Zendesk stockholders and Momentive stockholders. Each of Zendesk and Momentive may also file other relevant documents regarding the Transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT / PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Zendesk will be available free of charge by accessing Zendesk’s investor relations website at investor.zendesk.com or upon written request to Zendesk at 989 Market Street, San Francisco, California 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Katie Miserany

Momentive Communications

pr@momentive.ai

Gary J. Fuges, CFA

Momentive Investor Relations

investors@momentive.ai